UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2009

July 31, 2009

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200

Quarterly securities report issuing date:	August 14, 2009
Trading accounts: Established
Dividend payment date: -

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2009

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Three months ended	million yen	%	million yen	%	million yen	%
June 30, 2009	1,335,642	(7.1)	136,328	40.7	75,940	48.3
June 30, 2008	1,438,000	—	96,863	—	51,195	—

Three months ended	Net Income per Common Stock	Diluted Net Income per Common Stock
	yen	yen
June 30, 2009	6.52	6.52
June 30, 2008	4.91	4.88

(2)	Financial Conditions

As of	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
June 30, 2009	199,294,513	9,383,353	3.8	595.17
March 31, 2009	198,733,906	8,570,641	3.4	528.67

(Reference) Shareholders’ equity as of June 30, 2009: 7,567,482 million yen; March 31, 2009: 6,803,617 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below:

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” will be disclosed separately in mid-August 2009.

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2009	—	7.00	—	5.00	12.00
ending March 31, 2010	—	——	——	——
ending March 31, 2010 (Forecast)	——	6.00	—	6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

(*2)	Please refer to “Dividends on Preferred Stocks” on page 3 for information with regard to the dividends on stocks other than common stock.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2010 (Consolidated)

(*)	Revision of earnings forecasts on the presentation date of this Consolidated Summary Report : None

MUFG has the target of 300.0 billion yen of consolidated net income for the fiscal year ending March 31, 2010.

(There are no changes to our earnings targets released on May 19, 2009.)

MUFG is engaged in financial service businesses including banking business, trust banking business, securities business and credit card/loan businesses, etc.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

1

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisha) during the period: None

(2)	Adoption of simplified accounting methods or accounting methods used specifically for quarterly consolidated financial statements: Adopted

(*) Please refer to 4.Other of “Qualitative Information and Financial Statements” on page 6.

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements:

(A) Changes due to revision of accounting standards:	None

(B) Changes due to other reasons:	None

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:

June 30, 2009	11,648,360,720 shares	Mar.31, 2009	11,648,360,720 shares

(B) Treasury stocks:

June 30, 2009	8,958,401 shares	Mar.31, 2009	9,161,592 shares

(C) Average outstanding stocks:

Three months ended June 30, 2009	11,639,223,728 shares
Three months ended June 30, 2008	10,356,510,491 shares

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

2

Mitsubishi UFJ Financial Group, Inc.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2009	—	30.00	—	30.00	60.00
Fiscal year ending March 31, 2010	—	——	——	——
Fiscal year ending March 31, 2010 (Forecast)	——	30.00	—	30.00	60.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2009	——	——	—	43.00	43.00
Fiscal year ending March 31, 2010	—	——	——	——
Fiscal year ending March 31, 2010 (Forecast)	——	57.50	—	57.50	115.00
(Note) MUFG issued Preferred Stock First Series of Class 5 in November 2008.

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2009	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2010	—	——	——	——
Fiscal year ending March 31, 2010 (Forecast)	——	2.65	—	2.65	5.30

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 12
Fiscal year ended March 31, 2009	—	5.75	—	——	5.75

(Note) MUFG repurchased Preferred Stock Class 12 until February 2009 due to requests for repurchase and cancelled until February 2009.

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Mitsubishi UFJ Financial Group, Inc.

Qualitative Information and Financial Statements

1. Qualitative information related to the consolidated results of operations

With respect to the economic and financial environment for the April-June period of fiscal 2009, pressures for reducing output have eased and the United States and Europe have passed through the worst of the recession aided by unprecedented fiscal and monetary policy measures. Asian economies have hit bottom ahead of the economies in the United States and Europe thanks to the economic stimulus measures. With regards to the Japanese economy, exports and production bottomed out, reflecting the pickup in overseas economies, largest-ever economic measures and the progress in inventory adjustment. Meanwhile, private consumption was also boosted by the effects of economic stimulus measures. Business fixed investment, however, declined as economic activity remained at an extremely low level and corporate performance continued to deteriorate. The employment and income situation also followed a worsening trend.

In the financial environment, the Federal Reserve Board kept the federal funds rate close to 0 percent in reaction to soaring non-performing loans. In the Euro zone, the European Central Bank cut its key interest rate to 1.0 percent. Japan’s short-term interest rates moderately declined, in response to the Bank of Japan’s continued monetary easing policy such as the ultra-low interest rate policy, purchase of CP and corporate bonds, and the special funds-supplying operations to facilitate corporate financing. Long-term interest rates followed a downward trend, after rising toward the beginning of June amid concerns over the worsening of fiscal conditions due to large-scale economic stimulus measures in Japan and abroad. In the foreign exchange market, the dollar fluctuated in the upper 90 yen range, reflecting changes in investors’ expectations for economic recovery and risk aversion stance.

Under such business environment, consolidated gross profits for the three months ended June 30, 2009 increased by 72.1 billion yen from the three months ended June 30, 2008 to 873.4 billion yen. Net interest income increased mainly due to an increase in overseas lending income, lower funding cost in foreign currencies and a new consolidation of ACOM CO., LTD. On the other hand, trust fees and net fees and commissions decreased mainly due to lower sales of investment trusts related products caused by the market deterioration.

General and administrative expenses slightly increased from the three months ended June 30, 2008, to 541.5 billion yen due to the new consolidation of ACOM CO., LTD., in spite of a progress in cost reduction and a decrease of expenses relating to system integration.

Total credit costs for the three months ended June 30, 2009 increased by 48.1 billion yen from the three months ended June 30, 2008 to 189.8 billion yen, mainly due to an increase in credit costs from our subsidiaries other than BTMU and MUTB, and the newly consolidated subsidiary, ACOM CO., LTD., while combined credit costs from BTMU and MUTB decreased. Net gains on equity securities for the three months ended June 30, 2009 was 30.2 billion yen, an increase of 40.3 billion yen from the three months ended June 30, 2008, due to a decrease in losses on write-down of equity securities.

Based on the above results, consolidated net income for the three months ended June 30, 2009 was 75.9 billion yen, an increase of 24.7 billion yen from the three months ended June 30, 2008.

4

Mitsubishi UFJ Financial Group, Inc.

(in billions of Japanese yen)	For the three months ended June 30, 2009	For the three months ended June 30, 2008	Increase (Decrease)
Gross Profits before credit costs for trust accounts	873.4	801.2	72.1
General and administrative expenses	541.5	536.5	5.0
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	331.8	264.7	67.1
Credit costs	(189.8)	(143.1)	(46.7)
Net gains (losses) on equity securities	30.2	(10.1)	40.3
Other non-recurring gains (losses)	(35.9)	(14.5)	(21.3)
Ordinary profits	136.3	96.8	39.4
Net income (loss)	75.9	51.1	24.7

Total credit costs	(189.8)	(141.7)	(48.1)

2. Qualitative information related to the consolidated financial conditions

Total assets as of June 30, 2009 increased by 560.6 billion yen from March 31, 2009 to 199,294.5 billion yen, and total net assets as of June 30, 2009 increased by 812.7 billion yen from March 31, 2009 to 9,383.3 billion yen. The increase in total net assets reflected an increase of total valuation and translation adjustments of 760.1 billion yen, which was mainly due to an increase of net unrealized gains on other securities by the higher stock prices.

With regards to major items of assets, securities as of June 30, 2009 increased by 4,843.0 billion yen from March 31, 2009 to 53,157.1 billion yen and loans and bills discounted as of June 30, 2009 decreased by 1,011.8 billion yen from March 31, 2009 to 91,044.9 billion yen. With regards to major items of liabilities, deposits as of June 30, 2009 increased by 2,083.2 billion yen from March 31, 2009 to 122,232.8 billion yen.

3. Qualitative information related to the consolidated earnings forecasts

MUFG has the target of 300.0 billion yen of consolidated net income for the fiscal year ending March 31, 2010. (There are no changes to our earnings targets released on May 19, 2009.)

MUFG is engaged in financial service businesses including banking business, trust banking business, securities business and credit card/loan businesses, etc. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

5

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisha) during the period:

Not applicable

(2)	Simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Simplified accounting methods)

(i)	Depreciation

Depreciation for tangible fixed assets, which are depreciated under the declining-balance method, is computed by proportionally allocating the estimated depreciation for the fiscal year.

(ii)	Allowance for credit losses

Except for claims on “bankrupt borrowers” and “substantially bankrupt borrowers” and claims on “potentially bankrupt borrowers” for which allowances are provided in specific amounts, allowances for credit losses are calculated based on reasonable measures, including the loan loss ratios used for the previous annual period-end settlement.

(iii)	Taxes

Income taxes are calculated in a manner similar to that in which they were calculated in the previous annual period-end settlement. However, immaterial adjustment items and immaterial tax credits are not considered in calculating the taxable income.

(iv)	Collectability of deferred tax assets

The collectability of deferred tax assets is determined based on the earnings forecasts and tax planning used in the previous annual period-end settlement.

(v)	Deferred and accrued accounts

Amounts of certain deferred and accrued accounts are estimated based on reasonable measures.

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements:

Not applicable

6

Mitsubishi UFJ Financial Group, Inc.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of June 30, 2009	As of March 31, 2009
Assets:
Cash and due from banks	6,874,794	6,562,376
Call loans and bills bought	383,662	293,415
Receivables under resale agreements	2,588,869	2,544,848
Receivables under securities borrowing transactions	5,212,131	6,797,026
Monetary claims bought	3,286,166	3,394,519
Trading assets	16,945,273	17,452,426
Money held in trust	343,726	326,298
Securities	53,157,169	48,314,122
Allowance for losses on securities	(36,225)	(37,104)
Loans and bills discounted	91,044,949	92,056,820
Foreign exchanges	931,777	1,058,640
Other assets	6,785,237	7,795,056
Tangible fixed assets	1,401,298	1,380,900
Intangible fixed assets	1,195,278	1,209,783
Deferred tax assets	973,302	1,235,139
Customers’ liabilities for acceptances and guarantees	9,434,636	9,534,900
Allowance for credit losses	(1,227,534)	(1,185,266)

Total assets	199,294,513	198,733,906

Liabilities:
Deposits	122,232,841	120,149,591
Negotiable certificates of deposit	8,280,267	7,570,547
Call money and bills sold	2,654,692	2,272,292
Payables under repurchase agreements	11,981,624	11,926,997
Payables under securities lending transactions	3,640,413	4,270,365
Commercial papers	110,765	141,436
Trading liabilities	9,242,770	9,868,818
Borrowed money	6,430,060	7,729,256
Foreign exchanges	856,357	804,425
Short-term bonds payable	365,789	323,959
Bonds payable	6,758,084	6,485,158
Due to trust accounts	1,696,447	1,798,223
Other liabilities	5,639,866	6,634,917
Reserve for bonuses	14,195	42,615
Reserve for bonuses to directors	92	150
Reserve for retirement benefits	88,178	94,623
Reserve for retirement benefits to directors	1,472	1,958
Reserve for loyalty award credits	9,621	8,854
Reserve for contingent losses	246,981	277,608
Reserves under special laws	3,092	3,339
Deferred tax liabilities	28,896	28,993
Deferred tax liabilities for land revaluation	194,011	194,228
Acceptances and guarantees	9,434,636	9,534,900

Total liabilities	189,911,159	190,163,264

7

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of June 30, 2009	As of March 31, 2009
Net assets:
Capital stock	1,620,896	1,620,896
Capital surplus	1,897,941	1,898,031
Retained earnings	4,172,187	4,168,625
Treasury stock	(6,649)	(6,867)

Total shareholders’ equity	7,684,375	7,680,685

Net unrealized gains (losses) on other securities	(103,144)	(776,397)
Net deferred gains (losses) on hedging instruments	110,419	111,001
Land revaluation excess	145,161	142,502
Foreign currency translation adjustments	(213,693)	(302,352)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(55,635)	(51,822)

Total valuation and translation adjustments	(116,893)	(877,067)

Subscription rights to shares	4,981	4,650
Minority interests	1,810,890	1,762,372

Total net assets	9,383,353	8,570,641

Total liabilities and net assets	199,294,513	198,733,906

8

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Operations

(in millions of yen)	For the three months ended June 30, 2008	For the three months ended June 30, 2009
Ordinary income	1,438,000	1,335,642
Interest income	918,641	769,671
Interest on loans and bills discounted	564,079	521,411
Interest and dividends on securities	159,659	145,232
Trust fees	32,375	24,397
Fees and commissions	282,742	274,263
Trading income	47,044	84,341
Other business income	106,023	121,602
Other ordinary income	51,173	61,365
Ordinary expenses	1,341,136	1,199,313
Interest expenses	448,743	214,442
Interest on deposits	192,794	91,906
Fees and commissions	43,443	40,935
Trading expenses	2,880	—
Other business expenses	90,651	145,477
General and administrative expenses	560,203	566,116
Other ordinary expenses	195,212	232,340

Ordinary profits	96,863	136,328

Extraordinary gains	17,132	14,773
Gains on disposition of fixed assets	558	14
Gains on loans written-off	7,615	12,336
Reversal of reserve for contingent liabilities from financial instruments transactions	1,309	247
Impact upon the adoption of the Accounting standard for lease transactions	6,251	—
Others	1,396	2,175
Extraordinary losses	7,598	11,836
Losses on disposition of fixed assets	4,101	6,684
Losses on impairment of fixed assets	3,496	4,454
Others	—	697

Income before income taxes and others	106,397	139,266

Income taxes-current	16,533	17,448
Income taxes-deferred	12,334	29,099

Total taxes	—	46,547

Minority interests	26,333	16,777

Net income	51,195	75,940

9

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable

10

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2009

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results		1
	[ MUFG Consolidated ]*1

	[ BTMU and MUTB Combined ]*2*3*4

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law		5

	[ BTMU and MUTB Combined including Trust Accounts ]

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

	[ MUTB Non-consolidated : Trust Accounts ]

3. Fair Value Information on Securities		6

	[ MUFG Consolidated ]

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

4. ROE		9

	[ MUFG Consolidated ]

5. Average Interest Rate Spread		9

	[ BTMU and MUTB Combined ]

6. Loans and Deposits		9

	[ BTMU and MUTB Combined ]

7. Statements of Trust Assets and Liabilities		10

	[ MUTB Non-consolidated ]

(Reference)

Exposure to Securitized Products and Related Investments		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A)-(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Gross profits	873.4	801.2	72.1
Gross profits before credit costs for trust accounts	873.4	801.2	72.1
Net interest income	555.2	470.0	85.2
Trust fees	24.3	32.3	(7.9)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	233.3	239.2	(5.9)
Net trading profits	84.3	44.1	40.1
Net other business profits	(23.8)	15.3	(39.2)
Net gains (losses) on debt securities	17.8	7.3	10.4
General and administrative expenses	541.5	536.5	5.0
Amortization of goodwill	8.2	4.2	3.9
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	340.1	268.9	71.1
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	331.8	264.7	67.1
Provision for general allowance for credit losses (2)	(26.6)	(1.6)	(24.9)
Net business profits *	305.2	263.0	42.1
Net non-recurring gains (losses)	(168.9)	(166.1)	(2.7)
Credit costs (3)	(163.2)	(141.4)	(21.7)
Losses on loan write-offs	(52.9)	(48.7)	(4.2)
Provision for specific allowance for credit losses	(108.4)	(92.3)	(16.1)
Other credit costs	(1.7)	(0.3)	(1.3)
Net gains (losses) on equity securities	30.2	(10.1)	40.3
Gains on sales of equity securities	38.4	19.4	18.9
Losses on sales of equity securities	(2.6)	(0.8)	(1.7)
Losses on write-down of equity securities	(5.5)	(28.7)	23.1
Profits (losses) from investments in affiliates	0.4	6.7	(6.2)
Other non-recurring gains (losses)	(36.4)	(21.2)	(15.1)

Ordinary profits	136.3	96.8	39.4

Net extraordinary gains (losses)	2.9	9.5	(6.5)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	1.3	(1.3)
Income before income taxes and others	139.2	106.3	32.8
Income taxes-current	17.4	16.5	0.9
Income taxes-deferred	29.0	12.3	16.7
Total taxes	46.5	28.8	17.6
Minority interests	16.7	26.3	(9.5)

Net income	75.9	51.1	24.7

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(189.8)	(141.7)	(48.1)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A)-(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Gross profits	507.8	517.1	(9.3)
Gross profits before credit costs for trust accounts	507.8	517.1	(9.3)
Net interest income	375.0	367.1	7.9
Trust fees	18.1	24.5	(6.3)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	108.8	105.4	3.3
Net trading profits	37.1	6.2	30.8
Net other business profits	(31.4)	13.7	(45.2)
Net gains (losses) on debt securities	16.4	9.0	7.4
General and administrative expenses	315.8	343.3	(27.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	191.9	173.8	18.0
Provision for general allowance for credit losses (2)	2.0	(7.2)	9.3
Net business profits	194.0	166.6	27.3
Net non-recurring gains (losses)	(94.9)	(127.7)	32.8
Credit costs (3)	(80.5)	(97.6)	17.0
Losses on loan write-offs	(49.3)	(45.2)	(4.1)
Provision for specific allowance for credit losses	(30.2)	(47.9)	17.7
Other credit costs	(1.0)	(4.4)	3.4
Net gains (losses) on equity securities	18.6	(11.6)	30.3
Gains on sales of equity securities	26.9	16.9	9.9
Losses on sales of equity securities	(2.4)	(0.6)	(1.7)
Losses on write-down of equity securities	(5.7)	(27.9)	22.1
Other non-recurring gains (losses)	(32.9)	(18.3)	(14.6)

Ordinary profits	99.1	38.9	60.1

Net extraordinary gains (losses)	8.2	3.0	5.1
Reversal of allowance for credit losses (4)	1.4	0.3	1.0
Reversal of reserve for contingent losses included in credit costs (5)	3.7	0.6	3.0
Income before income taxes	107.3	41.9	65.3
Income taxes-current	6.3	0.3	5.9
Income taxes-deferred	28.5	8.9	19.5
Total taxes	34.8	9.3	25.5

Net income	72.5	32.6	39.8

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(73.3)	(103.9)	30.5

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A)-(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Gross profits	425.6	435.0	(9.4)
Net interest income	334.6	326.3	8.3
Net fees and commissions	91.9	85.6	6.3
Net trading profits	32.5	8.4	24.1
Net other business profits	(33.5)	14.6	(48.2)
Net gains (losses) on debt securities	14.0	7.6	6.3
General and administrative expenses	265.2	291.4	(26.2)
Net business profits before provision for general allowance for credit losses	160.4	143.5	16.8
Provision for general allowance for credit losses (1)	2.0	(7.2)	9.3
Net business profits	162.4	136.3	26.1
Net non-recurring gains (losses)	(86.5)	(118.7)	32.2
Credit costs (2)	(79.2)	(96.5)	17.3
Losses on loan write-offs	(48.0)	(44.2)	(3.8)
Provision for specific allowance for credit losses	(30.2)	(47.9)	17.7
Other credit costs	(1.0)	(4.4)	3.4
Net gains (losses) on equity securities	19.3	(5.2)	24.6
Gains on sales of equity securities	26.6	15.4	11.2
Losses on sales of equity securities	(2.2)	(0.4)	(1.8)
Losses on write-down of equity securities	(5.0)	(20.2)	15.2
Other non-recurring gains (losses)	(26.6)	(16.9)	(9.7)

Ordinary profits	75.9	17.5	58.3

Net extraordinary gains (losses)	6.9	2.6	4.2
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	3.5	—	3.5
Income before income taxes	82.8	20.2	62.5
Income taxes-current	6.9	0.7	6.2
Income taxes-deferred	22.9	5.4	17.5
Total taxes	29.9	6.2	23.7

Net income	52.9	14.0	38.8

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(73.7)	(103.8)	30.1

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A)-(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Gross profits	82.1	82.1	0.0
Gross profits before credit costs for trust accounts	82.1	82.1	0.0
Trust fees	18.1	24.5	(6.3)
Credit costs for trust accounts (1)	—	—	—
Net interest income	40.3	40.7	(0.3)
Net fees and commissions	16.8	19.8	(2.9)
Net trading profits	4.6	(2.1)	6.7
Net other business profits	2.0	(0.9)	3.0
Net gains (losses) on debt securities	2.3	1.3	1.0
General and administrative expenses	50.6	51.8	(1.2)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	31.5	30.3	1.2
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	31.5	30.3	1.2
Net non-recurring gains (losses)	(8.3)	(8.9)	0.6
Credit costs (3)	(1.2)	(1.0)	(0.2)
Losses on loan write-offs	(1.2)	(0.9)	(0.2)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	(0.0)	0.0
Net gains (losses) on equity securities	(0.7)	(6.4)	5.6
Gains on sales of equity securities	0.2	1.5	(1.2)
Losses on sales of equity securities	(0.2)	(0.2)	0.0
Losses on write-down of equity securities	(0.7)	(7.6)	6.8
Other non-recurring gains (losses)	(6.3)	(1.4)	(4.8)

Ordinary profits	23.2	21.3	1.8

Net extraordinary gains (losses)	1.2	0.3	0.9
Reversal of allowance for credit losses (4)	1.4	0.3	1.0
Reversal of reserve for contingent losses included in credit costs (5)	0.2	0.6	(0.4)
Income before income taxes	24.4	21.7	2.7
Income taxes-current	(0.6)	(0.4)	(0.2)
Income taxes-deferred	5.5	3.5	2.0
Total taxes	4.8	3.1	1.7

Net income	19.6	18.6	0.9

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	0.3	(0.0)	0.4

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	223.4	241.0
Doubtful	662.7	656.0
Special Attention	359.6	292.8

Non Performing Loans	1,245.7	1,189.9

Total loans	93,494.6	95,209.5

Non Performing Loans / Total loans	1.33%	1.24%
BTMU Non-consolidated
	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	207.2	221.7
Doubtful	620.0	614.1
Special Attention	343.9	278.1

Non Performing Loans	1,171.2	1,114.1

Total loans	82,982.0	84,337.2

Non Performing Loans / Total loans	1.41%	1.32%

MUTB Non-consolidated
	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	16.0	19.1
Doubtful	42.4	41.5
Special Attention	15.0	13.7

Non Performing Loans	73.5	74.5

Total loans	10,376.9	10,732.4

Non Performing Loans / Total loans	0.70%	0.69%

MUTB Non-consolidated: Trust Accounts
	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	0.1	0.1
Doubtful	0.1	0.2
Special Attention	0.6	0.8

Non Performing Loans	0.9	1.3

Total loans	135.6	139.7

Non Performing Loans / Total loans	0.72%	0.95%

Mitsubishi UFJ Financial Group, Inc.

3. Fair Value Information on Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	3,548.2	0.7	3,250.3	5.8

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Other securities	46,257.1	70.1	41,595.2	(917.7)
Domestic equity securities	4,351.6	500.7	3,732.5	(179.8)
Domestic bonds	29,306.3	34.1	25,000.4	(38.5)
Other	12,599.1	(464.8)	12,862.2	(699.4)
Foreign equity securities	278.5	29.3	107.9	(20.6)
Foreign bonds	10,192.1	(54.4)	10,644.6	(29.1)
Other	2,128.3	(439.7)	2,109.6	(649.5)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,522.9	9.8	1,555.8	(6.4)
Stocks of subsidiaries and affiliates	194.4	(26.8)	191.1	(43.0)

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	37,096.8	(17.8)	33,142.1	(729.9)
Domestic equity securities	3,423.5	246.8	2,943.1	(294.9)
Domestic bonds	25,370.6	39.7	20,900.7	(26.1)
Other	8,302.6	(304.4)	9,298.2	(408.8)
Foreign equity securities	118.1	16.5	83.8	(17.7)
Foreign bonds	6,671.1	(29.4)	7,772.3	18.9
Other	1,513.3	(291.4)	1,442.0	(410.0)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,387.6	20.7	1,160.6	18.0
Stocks of subsidiaries and affiliates	2.8	0.5	2.8	—

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	7,282.7	(59.3)	6,822.5	(227.7)
Domestic equity securities	861.3	98.4	726.4	(37.0)
Domestic bonds	3,286.4	7.7	3,556.0	3.3
Other	3,134.9	(165.5)	2,540.0	(194.0)
Foreign equity securities	29.5	(1.1)	21.9	(1.1)
Foreign bonds	2,534.5	(35.3)	2,003.1	(46.0)
Other	570.7	(129.0)	514.9	(146.7)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2009	For the three months ended June 30, 2008
ROE *	4.12	2.94

Note:

*	ROE is computed as follows:

Net income × 4 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2009	For the three months ended June 30, 2008
Average interest rate on loans and bills discounted	1.59	1.77
Average interest rate on deposits and NCD	0.21	0.32
Interest rate spread	1.37	1.45

6. Loans and Deposits BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Deposits (ending balance)	114,762.4	113,175.5
Deposits (average balance)	113,665.8	110,778.1
Loans (ending balance)	82,815.4	84,258.7
Loans (average balance)	83,800.8	81,196.5

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Domestic Deposits (ending balance) *	103,394.1	104,093.3
Individuals	63,600.8	62,881.6

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of June 30, 2009	As of March 31, 2009
Assets:
Loans and bills discounted	187.0	199.7
Securities	47,593.7	45,726.8
Beneficiary rights to the trust	27,321.8	27,592.8
Securities held in custody accounts	1,041.1	1,112.3
Monetary claims	10,730.0	11,275.4
Tangible fixed assets	9,187.3	9,179.8
Intangible fixed assets	134.6	134.7
Other claims	1,409.6	1,703.3
Call loans	1,183.3	1,268.8
Due from banking account	1,693.0	1,794.8
Cash and due from banks	1,901.1	1,883.7

Total	102,383.0	101,872.6

Liabilities:
Money trusts	17,197.7	16,421.0
Pension trusts	11,775.0	12,053.4
Property formation benefit trusts	12.8	12.6
Loan trusts	105.1	123.4
Investment trusts	25,647.0	25,761.5
Money entrusted other than money trusts	2,169.8	2,196.5
Securities trusts	1,154.9	1,221.5
Monetary claim trusts	11,117.1	11,733.6
Equipment trusts	35.8	37.3
Land and fixtures trusts	94.9	95.2
Composite trusts	33,072.5	32,216.2

Total	102,383.0	101,872.6

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of June 30, 2009 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

•

The balance as of the end of June 2009 decreased to ¥2.19 trillion in total, a decrease of ¥0.11 trillion compared with the balance as of the end of March 2009, mainly due to sales of securitized products, which have risk of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥291 billion, improved by ¥93 billion compared with those at the end of March 2009.

•	The effect on the P/L for the three months ended June 30, 2009 was a loss of ¥6 billion, due to losses on the sales of securitized products as described above.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2009	Net unrealized gains (losses)	Change from end of March 2009	Balance	Net unrealized gains (losses)
1	RMBS	148	(49)	(27)	19	0	0
2	Sub-prime RMBS	44	(7)	(5)	4	0	0
3	CMBS	26	(1)	(2)	0	0	0
4	CLOs	1,667	(28)	(235)	51	1,309	(181)
5	Other securitized products (card, etc.)	330	(23)	(24)	22	29	(2)
6	CDOs	15	(5)	(3)	0	4	(2)
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV investments	0	0	0	0	0	0

9	Total	2,187	(106)	(291)	93	1,342	(184)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentaive Solution on Reclassification of Debt Securities” (Practical Issue Task Force No. 26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available-for-sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 76% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or Lower	Unrated	Total
10	RMBS	73	28	25	9	13	0	148
11	Sub-prime RMBS	35	8	0	1	0	0	44
12	CMBS	14	7	4	1	0	0	26
13	CLOs	1,340	109	48	88	82	1	1,667
14	Other securitized products (card, etc.)	232	41	24	28	2	2	330
15	CDOs	7	2	1	2	3	0	15
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	0	0	0

18	Total	1,667	187	102	128	100	3	2,187

19	Percentage of total	76%	9%	5%	6%	5%	0%	100%
20	Percentage of total (End of March 2009)	79%	7%	5%	6%	4%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of June 2009.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2009
1	LBO Loan[3] (Balance on a commitment basis)	62	150	45	290	548	(9)
2	Balance on a booking basis	42	133	41	262	478	3

3. Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2009 was ¥3.75 trillion (¥1.19 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

12